FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

KIRKLAND LAKE GOLD INC.
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

2. Date of Material Change

April 17, 2007

3. News Release

Press Release dated April 17, 2007 was disseminated by CCN Matthews and SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions on that date.

4. Summary of Material Change

Queenston Mining Inc. (“Queenston”) (QMI-TSX, Frankfurt, Stuttgart) and Kirkland Lake Gold Inc. (“KL Gold”) (TSX & AIM-KGI) are pleased to announce they have formed a strategic, 50%-50% joint venture to purchase and explore 4 key mineral claims located in the heart of the Kirkland Lake gold camp. The properties, referred to as the South Claims and East Claim, are located in Teck Township south of, and adjacent to, KL Gold’s Macassa Mine property and Queenston’s Amalgamated Kirkland property (Figure 1).

5. Full Description of Material Change

Please see attached news release.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com Website: www.klgold.com	Chelsea Hayes Pelham Public Relations (UK) Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

9. Date of Report

April 18, 2007